Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-264352-01

VICI Properties L.P.

Final Term Sheet
December 9, 2024

$750,000,000 5.125% Notes due 2031

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated December 9, 2024 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 18, 2022 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	VICI Properties L.P. (the “Company”)

Ratings*:	Baa3 (Stable) by Moody’s Investors Service

BBB- (Stable) by S&P Global Ratings

BBB- (Stable) by Fitch Ratings

Trade Date:	December 9, 2024

Settlement Date**:	December 19, 2024 (T+8)

Securities Offered:	5.125% Notes due 2031

Aggregate Principal Amount Offered:	$750,000,000

Interest Payment Dates:	May 15 and November 15, beginning on May 15, 2025 (short first coupon)

Interest Rate:	5.125% per annum, accruing from December 19, 2024

Maturity Date:	November 15, 2031

Benchmark Treasury:	4.125% due November 30, 2031

Benchmark Treasury Yield:	4.118%

Spread to Benchmark Treasury:	+107 basis points

Yield to Maturity:	5.188%

Price to Public:	99.643% of the principal amount, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to September 15, 2031 (the “Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points; on and after the Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650AH6

ISIN:	US925650AH69

Total Net Proceeds:	Approximately $742.635 million, after deducting the underwriting discounts (but before deducting the estimated offering expenses payable by the Company).

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Scotia Capital (USA) Inc.
BNP Paribas Securities Corp.
Citizens JMP Securities, LLC
Truist Securities, Inc.
SMBC Nikko Securities America, Inc.
Mizuho Securities USA LLC
Capital One Securities, Inc.

Co-Manager:	CBRE Capital Advisors, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+8, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and should consult their own advisors.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.